SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                            Photo Control Corporation
                                (Name of Issuer)

                          Common Stock, $0.08 Par Value
                         (Title of Class of Securities)

                                   719219 10 7
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 4 Pages


CUSIP No. 719219 10 7               13G              Page 2 of 4 Pages


1.       NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

         Joe M. Kilgore
         ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [  ]
                                                                 (b) [  ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

NUMBER            5.       SOLE VOTING POWER          80,537
OF SHARES
BENEFICIALLY      6.       SHARED VOTING POWER           -0-
OWNED BY EACH
REPORTING         7.       SOLE DISPOSITIVE POWER     80,537
PERSON WITH
                  8.       SHARED DISPOSITIVE POWER      -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         80,537

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

         [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.0%

12.      TYPE OF REPORTING PERSON*

         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a)         Name of Issuer

                  Photo Control Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  4800 Quebec Avenue North
                  Minneapolis, MN  55428

Item 2(a)         Name of Person Filing:

                  See Cover Page Item 1

Item 2(b)         Address of Principal Business Office or, if none, residence:

                  1300 Capitol Center
                  919 Congress Avenue
                  Austin, TX  78701

Item 2(c)         Citizenship

                  See Cover Page Item 4

Item 2(d)         Title of Class of Securities

                  Common Stock, $0.08 Par Value

Item 2(e)         CUSIP No.

                  See Cover Page

Item 3            Statement Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                  Not Applicable

Item 4(a)         Amount Beneficially Owned:

                  See Cover Page Item 9

Item 4(b)         Percent of Class:

                  See Cover Page Item 11

Item 4(c)         Number of Shares as to Which Such Person has:

                  (i)      sole power to vote or direct the vote

                           See Cover Page Item 5

                  (ii)     shared power to vote or to direct the vote

                           See Cover Page Item 6

                  (iii)    sole power to dispose or to direct the disposition of

                           See Cover Page Item 7

                  (iv) shared power to dispose or to direct the disposition of

                           See Cover Page Item 8

Item 5            Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

                                Page 3 of 4 Pages


Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not Applicable

Item 7            Identification and Classification of the Subsidiary
                  Which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not Applicable

Item 8            Identification and Classification of Members of the Group:

                  Not Applicable

Item 9            Notice of Dissolution of Group:

                  Not Applicable

Item 10           Certification:

                  Not Applicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 9, 1997



                                                     /s/      Joe M. Kilgore
                                                              Joe M. Kilgore

                                Page 4 of 4 Pages